Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of our consolidated ratio of earnings to fixed charges for the years ended 2012, 2011, 2010, 2009, and 2008 and for the nine months ended September 30, 2013.

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
		(in thousands)
Earnings:
Income	$226,658	$275,470	$287,096	$231,598	$222,026	$177,725
Add: Income taxes	60,044	120,496	127,502	101,079	96,736	70,661
Add: Fixed charges	1,860	2,842	4,179	3,824	4,105	7,820
Less: Undistributed earnings of unconsolidated subsidiaries	(3,500)	(6,873)	(9,147)	1,245	1,438	(7,997)

Earnings, (A)	$292,062	$405,681	$427,924	$335,256	$321,429	$264,203

Fixed Charges:
Interest expense	$844	$1,832	$2,943	$2,785	$2,953	$6,201
Amortization of debt discounts and capitalized debt costs	241	170	187	25	150	691
Estimated interest component (33%) of rental expense	775	840	1,049	1,014	1,003	928

Fixed Charges (B)	$1,860	$2,842	$4,179	$3,824	$4,105	$7,820

Ratio of Earnings to Fixed Charges ((A) divided by (B)):	157.02x	142.74x	102.40x	87.67x	78.30x	33.79x